Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
 UNDER
THE SECURITIES ACT OF 1933

EMISPHERE TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	2834	13-3306985
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

765 Old Saw Mill River Road, Tarrytown, New York
10591
(914) 347-2220
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

MICHAEL M. GOLDBERG, M.D.
Chairman of the Board and Chief Executive Officer
Emisphere Technologies, Inc.
765 Old Saw Mill River Road, Tarrytown, New York  10591
(914) 347-2220
 (Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of Communications to:
Timothy C. Maguire, Esq.
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, MA 02111
617-856-8200

          Approximate date of commencement of proposed sale to the public:  From time to time or at one time after the effective date of this Registration Statement as determined by the Registrant.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest or interest investment plans, please check the following box. ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a registration statement pursuant to General Instruction I. D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I. D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)		Proposed Maximum Aggregate Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)

Common Stock, par value $.01 per share	9,134,364	(3)	$7.22	$65,950,108	$7,057
Senior Secured Convertible Notes	34,527,897			$34,527,897	$3,694

     (1)     The securities registered consist of senior secured convertible notes, including such additional senior secured convertible notes as are issued in payment of accrued interest thereon through maturity, and the common stock issuable upon conversion of such notes, at a conversion price of $3.78 per share.  Pursuant to Rule 457(i), no additional filing fee is payable with respect to the shares of common stock issuable upon conversion of the senior secured convertible notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

     (2)     In accordance with Rule 457(c), the aggregate offering price of our stock is estimated solely for calculating the registration fees due for this filing. For the initial filing of this Registration Statement, this estimate was based on the average of the high and low sales price of our stock reported by the Nasdaq National Market on August 3, 2006, which was $7.22 per share.

     (3)     This Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of the registrant.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated August 9, 2006

Prospectus

SENIOR SECURED CONVERTIBLE NOTES

AND

9,134,364 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SENIOR
SECURED CONVERTIBLE NOTES

          This prospectus relates to the resale by the selling securityholders identified in this prospectus, and any of their pledgees, donees, transferees or other successors in interest, of senior secured convertible notes with a face value of $15,210,834, plus additional senior secured convertible notes as are issued in payment of accrued interest thereon, and up to 9,134,364 shares of our common stock that are issuable upon conversion of such senior secured convertible notes.  The selling securityholders will receive all of the proceeds from the sale of the senior secured convertible notes or shares of common stock hereunder.

          Our common stock is traded on the Nasdaq National Market under the symbol “EMIS.”  On August 3, 2006, the last reported sale price for our common stock on the Nasdaq National Market was $7.40 per share.

          Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 2.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is _______, 2006.

iii

          You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement.  We have not authorized anyone to provide you with different information.  We are not making an offer to sell these securities in any state where the offer is not permitted.  You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

          Unless the context otherwise requires, the terms “we,” “our,” “us,” “the Company” and “Emisphere” refer to Emisphere Technologies, Inc.

iv

PROSPECTUS SUMMARY

          You should read the following summary together with the more detailed information, including the consolidated financial statements and the notes to the consolidated financial statements and other information, included, or incorporated by reference, in this prospectus.

OUR COMPANY

          Overview

          Emisphere Technologies, Inc. is a biopharmaceutical company developing products using its proprietary eligen® drug delivery technology.  We apply this technology to orally administer therapeutic macromolecules (such as proteins, peptides, and polysaccharides) that are not currently available in oral form and poorly absorbed small molecules.  We believe that our drug delivery technology may lead to greater patient convenience and compliance, and in some cases, improved therapies.  As of December 31, 2005, we have 80 granted patents and 53 applications pending in the United States, and patents and patent applications covering product candidates in the anticipated markets for such products.

          We have product candidates in development across a broad range of therapeutic areas, including cardiovascular disease, diabetes, osteoporosis and growth disorders, among others.  Also, we have partnerships with world-leading pharmaceutical companies.  To date, we have devoted substantially all of our efforts and resources to research and development and have not generated sales of any of our products.

RISK FACTORS

          You should carefully consider the following risk factors, as well as the other information contained in this prospectus or any supplemental prospectus hereto or incorporated by reference in this prospectus, before purchasing any of our Common Stock.

          We have incurred substantial losses since inception and we expect to continue to incur development expenses for self-funded programs, partnered programs and programs for which we are attempting to secure a partner. As a result, we are likely to require additional capital and if additional capital is not raised, we may be unable to continue operations.

          We have limited capital resources and operations to date have been funded with the proceeds from collaborative research agreements, public and private equity and debt financings and income earned on investments. These conditions have raised substantial doubt about our ability to continue as a going concern. The audit report prepared by our independent registered public accounting firm related to our consolidated financial statements for the year ended December 31, 2005 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. As of June 30, 2006, we had cash, cash equivalents and investments of $34.8 million. On May 3, 2006, we received a $5 million milestone payment from Novartis and on May 15, 2006, we completed the sale of 4 million shares of our common stock for net proceeds of approximately $31 million. We anticipate that our existing capital resources, including these recent cash receipts but without implementing cost reductions, raising additional capital, or obtaining substantial cash inflows from potential partners for our products, will enable us to continue operations into the third quarter of 2007. Since our inception in 1986, we have generated significant losses from operations and we anticipate that we will continue to generate significant losses from operations for the foreseeable future. As of June 30, 2006, our accumulated deficit was $381.2 million.  Our net loss was $30.6 million for the six month sended June 30, 2006 and $18.1 million and $37.5 million for the years ended December 31, 2005 and 2004, respectively.  Our cash outlays from operations and capital expenditures were $30.4 million for 2005.

          Our business will require substantial additional investment that we have not yet secured.  We cannot be sure how much we will need to spend in order to develop, market and manufacture new products and technologies in the future. We expect to continue to spend substantial amounts on research and development, including amounts spent on conducting clinical trials for our product candidates.  Further, we will not have sufficient resources to develop fully any new products or technologies unless we are able to raise substantial additional financing on acceptable terms or secure funds from new or existing partners.  We cannot assure you that financing will be available on favorable terms or at all. Our failure to raise capital when needed would adversely affect our business, financial condition and results of operations, and could force us to reduce or discontinue our operations at some time in the future. If additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in dilution to our existing stockholders.

          We may not be able to make the payments we owe to MHR, which could result in a foreclosure on substantially all of our assets, including our intellectual property.

          On September 26, 2005, we executed a Senior Secured Loan Agreement (the “Loan Agreement”) with MHR. The Loan Agreement was amended on November 11, 2005 to clarify certain terms. The Loan Agreement provided for a seven year, $15 million secured loan from MHR to us at an interest rate of 11% (the “Loan”).  The Loan was secured by a first priority lien in favor of MHR on substantially all of our assets.  Under the Loan Agreement, MHR requested, and on May 16, 2006, we effected the exchange of the Loan for 11% senior secured convertible notes (the “Convertible Notes”) with substantially the same terms as the Loan Agreement, except that the Convertible Notes are convertible, at the sole discretion of MHR or any assignee thereof, into shares of our common stock at a price per share of $3.78, interest will be payable in the form of additional Convertible Notes rather than in cash and we have the right to call the Convertible Notes after September 26, 2010 if certain conditions are satisfied.

          The Convertible Notes provide that an event of default shall be deemed to have occurred if we default on the payment of any obligation or indebtedness under the Convertible Notes when due (including any payment of interest), any of the liens in favor of MHR created by the transaction fail to constitute a perfected lien, we suffer a bankruptcy or similar insolvency event or proceeding, we materially breach a representation or warranty or fail to observe any covenant or agreement contained in the Convertible Notes, we suffer and do not discharge in a timely manner a final judgment for the payment of a sum in excess of a certain materiality threshold, our common stock has been delisted or trading has been suspended, we sell a substantial portion of our assets, we merge with another entity without the prior consent of MHR, or any governmental action renders us unable to honor or perform our obligations under the Convertible Notes or results in a material adverse effect on our operations.  If an event of default occurs, the Convertible Notes provide for the immediate repayment of the Convertible Notes and certain additional amounts described above, at the election of the holders of the Convertible Notes.  At such time, we may not be able to make the required payment, and if we are unable to pay the amount due under the Convertible Notes, the resulting default would enable MHR to foreclose on substantially all of our assets.  Any of the foregoing events would have a material adverse effect on our business and on the value of our stockholders’ investments in our common stock. On May 5, 2006, we received an executed waiver from MHR providing for a temporary waiver of defaults, which were not payment-related, under the Loan Agreement. We received extensions of such waiver on June 20, 2006, July 10, 2006, July 20, 2006, July 31, 2006, and August 8, 2006.  The waiver received August 8, 2006 is in effect for a period greater than one year from the date of the waiver.

          We may not be able to make the payments we owe to Novartis.

          On December 1, 2004 we issued a $10 million convertible note (the “Novartis Note”) to Novartis in connection with a new research collaboration option relating to the development of PTH 1-34.  The Novartis Note bears interest at a rate of 3% prior to December 1, 2006, 5% from December 1, 2006 through December 1, 2008, and 7% from that point until maturity on December 1, 2009.  We have the option to pay interest in cash on a current basis or accrue the periodic interest as an addition to the principal amount of the Novartis Note.  In the event that interest accrues on the Novartis Note, the accretion to principal will cause future interest payments to rise.  We may convert the Novartis Note at any time prior to maturity into a number of shares of our common stock equal to the principal and accrued and unpaid interest to be converted divided by the then market price of our common stock, provided certain conditions are met, including that the number of shares issued to Novartis, when issued, does not exceed 19.9% of the total shares of Company common stock outstanding, that at the time of such conversion no event of default under the Note has occurred and is continuing, and that there is either an effective shelf registration statement in effect covering the resale of the shares issued in connection with such conversion or the shares may be resold by Novartis pursuant to SEC Rule 144(k).  These conditions may not be met and we may be unable to convert the Novartis Note, in which case we would be required to continue to make interest payments and the rates of such interest payments will increase over time.  Under the Novartis Note, an event of default shall be deemed to have occurred if we default on the payment of the principal amount of, and accrued and unpaid interest on, the Novartis Note upon maturity, we suffer a bankruptcy or similar insolvency event or proceeding, we materially breach a representation or warranty, we fail to timely cure a default in the payment of any other indebtedness in excess of a certain material threshold, or there occurs an acceleration of indebtedness in excess of that threshold, we suffer and do not discharge in a timely manner a final judgment for the payment of a sum in excess of a certain material threshold, we become entitled to terminate the registration of our securities or the filing of reports under the Securities Exchange Act of 1934, our common stock will be delisted from Nasdaq, we experience a change of control (including by, among other things, a change in the composition of a majority of our board (other than as approved by the board) in any one-year period, a merger which results in our stockholders holding shares that represent less than a majority of the voting power of the merged entity, and any other acquisition by a third party of shares that represent a majority of the voting power of the company), we sell substantially all of our assets, or we are effectively unable to honor or perform our obligations under the new research collaboration option relating to the development of PTH 1-34.  Upon the occurrence of any such event of default prior to conversion, any unpaid principal and accrued interest on the Novartis Note would become immediately due and payable.  At such time, we may not be able to make the required payment, and if we are unable to pay the amount due under the Novartis Note, the resulting default would have a material adverse effect on our business and on the value of our stockholders’ investments in our common stock. If the Novartis Note is converted into our common stock, Novartis would have the right to require us to repurchase the shares of common stock within six months after an event of default under the Novartis Note, for an aggregate purchase price equal to the principal and interest that was converted, plus interest from the date of conversion, as if no conversion had occurred.  If we are unable to make the repurchase, the resulting default would have a material adverse effect on our business and on the value of our stockholders’ investments in our common stock.

          We are highly dependent on the clinical success of our oral heparin and insulin product candidates.

          Oral heparin and oral insulin are our two lead programs and are among our most advanced programs.  As of December 31, 2005, we have invested $93 million and $18 million, in oral heparin and oral insulin, respectively.  We believe that, based on market size, these two products, if approved, could represent our largest sources of revenue.  If we fail to obtain regulatory approval for either of these products, either solely through our own efforts or through collaborations with one or more major pharmaceutical companies, our ability to fund future operations from operating revenue or issuance of additional equity is likely to be adversely affected.  We are not dependent on successful culmination of clinical trials or regulatory approval of any particular one of our other product candidate programs because our investment in each such program and reward upon successful completion of each such program is substantially less significant to our long-term viability.

          Oral Heparin

          Heparin delivery is a highly competitive area.  Other companies currently are developing spray (buccal) or alternate forms of heparin and other anti-thrombotics.  We are developing solid dosage forms of oral heparin and have commenced Phase III testing for the SNAC/heparin molecule combination.

          We previously developed a liquid form of oral heparin and in 2000 conducted a Phase III clinical trial that was completed in early 2002.  The trial did not meet its endpoint of superiority to LOVENOX®, a leading low molecular weight heparin.  We believe that the trial failed to meet its endpoint of superiority possibly due in part to the poor taste of the liquid formulation.  We subsequently restructured our operations, which included the discontinuation of our liquid oral heparin program and related initiatives, and a reduction of associated infrastructure.  The resulting restructuring charge to earnings in 2002 was approximately $1.5 million.  In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in connection with the restructuring, we performed an evaluation of certain intangible and fixed assets to determine if their carrying amount exceeded their fair value.  In 2002, we recorded an impairment charge of $4.5 million.  In 2003, we recorded an additional impairment charge of $5.4 million.  No impairment charges related to developments in our oral heparin program have been recorded since 2003.

          We cannot assure you that competitive heparin products will not have an adverse effect on our heparin product development efforts or that future clinical trials related to our solid form of oral heparin will meet targeted endpoints.  If future clinical trials related to oral heparin fail to meet the targeted endpoints, we likely would discontinue our oral heparin program and write off any remaining oral heparin investment.

          In 1996, we formed a joint venture with Elan to develop oral forms of heparin.  In July 1999, we reacquired all product, marketing and technology rights for our heparin products from Elan.  In accordance with the termination agreement with Elan, we will be required to pay Elan royalties on our sales of oral heparin, subject to an annual cap of $10 million.

          Oral Insulin

          Insulin delivery is a highly competitive area.  Other companies currently are developing and/or have received regulatory approval for buccal or aerosol (pulmonary) forms of insulin (e.g., Pfizer/Nektar’s EXUBERA®). Our oral insulin product candidate has demonstrated favorable data in early patient studies in both Type 1 and Type 2 diabetics.  However, we cannot assure you that future clinical trials related to our oral insulin will meet targeted endpoints, with the result that we may fail to obtain the necessary regulatory approval for sale of oral insulin, either alone or in collaboration with a major pharmaceutical company.  If such circumstances were to occur, we likely would discontinue our oral insulin program and write off any remaining oral insulin investment.

          We are highly dependent upon collaborative partners to develop and commercialize compounds using our delivery agents.

          A key part of our strategy is to form collaborations with pharmaceutical companies that will assist us in developing, testing, obtaining government approval for and commercializing oral forms of therapeutic macromolecules using the eligen® technology. We have collaborative agreements for candidates in clinical development with Novartis and Roche.

          We negotiate specific ownership rights with respect to the intellectual property developed as a result of the collaboration with each partner.  While ownership rights vary from program to program, in general we retain ownership rights to developments relating to our carrier and the collaborator retains rights related to the drug product developed.

          Despite our existing agreements, we cannot assure you that:

•	we will be able to enter into additional collaborative arrangements to develop products utilizing our drug delivery technology;

•	any existing or future collaborative arrangements will be sustainable or successful;

•	the product candidates in collaborative arrangements will be further developed by partners in a timely fashion;

•	any collaborative partner will not infringe upon our intellectual property position in violation of the terms of the collaboration contract; or

•	milestones in collaborative agreements will be met and milestone payments will be received.

          If we are unable to obtain development assistance and funds from other pharmaceutical companies to fund a portion of our product development costs and to commercialize our product candidates, we may be unable to issue equity upon favorable terms to allow us to raise sufficient capital to fund clinical development of our product candidates.  Lack of funding would cause us to delay, scale back or curtail clinical development of one or more of our projects.  The determination of the specific project to curtail would depend upon the relative future economic value to us of each program.

          Our collaborative partners control the clinical development of the drug candidates and may terminate their efforts at will.

          Novartis controls the clinical development of oral salmon calcitonin, oral rhGH, and oral PTH.  Roche controls the clinical development of the small molecule compound for which they have licensed our technology.  Although we influence the clinical program through participation on a Steering Committee for each product, Novartis and Roche control the decision-making for the design and timing of their respective clinical studies.  As noted below, we are in litigation and have terminated our agreements with Lilly.

          Moreover, the agreements with Novartis and Roche provide that each may terminate its programs at will for any reason and without any financial penalty or requirement to fund any further clinical studies.  We cannot assure you that Novartis or Roche will continue to advance the clinical development of the drug candidates subject to collaboration.

          Our collaborative partners are free to develop competing products.

          Aside from provisions preventing the unauthorized use of our intellectual property by our collaborative partners, there is nothing in our collaborative agreements that prevents our partners from developing competing products.  If one of our partners were to develop a competing product, our collaboration could be substantially jeopardized.

          We are currently in litigation with one of our previous collaborative partners, and an adverse determination of our patent infringement claims in that case could limit our future ability to realize on the potential value of our PTH 1-34 assets.

          There is currently pending in the United States District Court for the Southern District of Indiana, Indianapolis Division, a lawsuit with Eli Lilly and Company.  The suit results from a notice that we delivered to Lilly declaring that Lilly was in material breach of certain research and collaboration agreements entered into with Lilly with respect to the development of oral formulations of PTH 1-34.  Following receipt of the notice, Lilly filed a complaint seeking a declaratory judgment declaring that Lilly is not in breach of its agreements with us concerning oral formulations of PTH 1-34, and an order preliminarily and permanently enjoining us from terminating those agreements.  On February 12, 2004, we served Lilly with an amended counterclaim, alleging that Lilly filed certain patent applications relating to the use of our proprietary technology in combination with another drug, in violation of our agreements with Lilly, and that the activities disclosed in such applications infringe upon our patents.  We are also alleging that Lilly has breached the agreements by failing to make a milestone payment of $3 million, as required upon the completion of oral PTH 1-34 product Phase I studies. Lilly has denied that the $3 million currently is due on the basis that the requisite Phase I studies have not been completed and that the patent applications that it filed relating to the use of our proprietary technology in combination with another drug is not in violation of our agreements with Lilly, and that the activities disclosed in such applications do not infringe upon our patents.  On February 13, 2004, the court entered a case management plan and the parties commenced the exchange of discovery materials in March 2004.  By notice dated August 23, 2004, we notified Lilly that in light of Lilly’s ongoing, repeated and uncured violations of its PTH 1-34 license agreement, both its agreements with us were terminated.  Thereafter, Lilly amended its complaint to seek a declaration that we are not entitled to terminate those agreements and also to seek declarations that Lilly has not infringed our patents.  The case went to trial on January 31, 2005.  The trial lasted 4 days and closing arguments were heard on February 9, 2005.  On January 6, 2006, the district court ruled in our favor, finding that Lilly had breached the agreements on all counts tried and that our termination was proper.  On April 6, 2006, the District Court granted in part a motion by Lilly to amend the January 6, 2006 decision to clarify the claims that were resolved by the decision.  Although the January 6, 2006 decision was interlocutory, Lilly has publicly stated its intention to appeal the decision.  A reversal of the decision in this litigation concerning our claim and subsequent court decision that Lilly breached our agreements could limit our future ability to realize the potential value of our oral PTH 1-34 assets. On April 25, 2006, the United States District Court in the Southern District of Indiana ordered Eli Lilly and Company to assign to Emisphere the patent application Lilly filed with the World Intellectual Property Organization, including any final patents that may be issued as a result of that application. On May 3, 2006, Lilly notified Emisphere that it has assigned the patent to Emisphere.  Although the costs of litigating this matter to its ultimate resolution may be material, we anticipate that near-term costs will be minimal and we do not anticipate any significant impact on our ability to develop our product candidates. Through June 30, 2006, we have incurred approximately $2.5 million in expenses relating to this litigation.

          Although we are not currently involved in litigation with any of our other collaborative partners and have no reason to believe that such litigation will arise, it is possible that in the future this may not be the case.  Were we to become involved in litigation with another of our collaborative partners, we would bear the additional expense of the litigation and we would likely suffer an adverse impact on both the program covered by the collaborative agreement and our relationship with the particular collaborative partner.

          Our product candidates are in various stages of development, and we cannot be certain that any will be suitable for commercial purposes.

          To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development, or secure a partner to provide financial and other assistance with these steps.  The time necessary to achieve these goals for any individual product is long and uncertain. Before we or a potential partner can sell any of our products under development, we must demonstrate through preclinical (animal) studies and clinical (human) trials that each product is safe and effective for human use for each targeted indication.  We have never successfully commercialized a drug candidate and we cannot be certain that we or our current or future partners will be able to begin, or continue, planned clinical trials for our product candidates, or if we are able, that the product candidates will prove to be safe and will produce their intended effects.

          Even if safe and effective, the size of the solid dosage form, taste and frequency of dosage may impede their acceptance by patients.

          A number of companies in the drug delivery, biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in earlier studies or trials.  We cannot assure you that favorable results in any preclinical study or early clinical trial will mean that favorable results will ultimately be obtained in future clinical trials.  Nor can we assure you that results of limited animal and human studies are indicative of results that would be achieved in future animal studies or human clinical studies, all or some of which will be required in order to have our product candidates obtain regulatory approval. Similarly, we cannot assure you that any of our product candidates will be approved by the FDA.

          Our future business success depends heavily upon regulatory approvals, which can be difficult to obtain for a variety of reasons, including cost.

          Our preclinical studies and clinical trials, as well as the manufacturing and marketing of our product candidates, are subject to extensive, costly and rigorous regulation by various governmental authorities in the United States and other countries.  The process of obtaining required approvals from the FDA and other regulatory authorities often takes many years, is expensive and can vary significantly based on the type, complexity and novelty of the product candidates.  We cannot assure you that we, either independently or in collaboration with others, will meet the applicable regulatory criteria in order to receive the required approvals for manufacturing and marketing.  Delays in obtaining United States or foreign approvals for our self-developed projects could result in substantial additional costs to us, and, therefore, could adversely affect our ability to compete with other companies.  Additionally, delays in obtaining regulatory approvals encountered by others with whom we collaborate also could adversely affect our business and prospects.  Even if regulatory approval of a product is obtained, the approval may place limitations on the intended uses of the product, and may restrict the way in which we or our partner may market the product.

          The regulatory approval process presents several risks to us:

•

In general, preclinical tests and clinical trials can take many years, and require the expenditure of substantial resources.  The data obtained from these tests and trials can be susceptible to varying interpretation that could delay, limit or prevent regulatory approval.

•

Delays or rejections may be encountered during any stage of the regulatory process based upon the failure of the clinical or other data to demonstrate compliance with, or upon the failure of the product to meet, a regulatory agency’s requirements for safety, efficacy and quality or, in the case of a product seeking an orphan drug indication, because another designee received approval first.

•	Requirements for approval may become more stringent due to changes in regulatory agency policy, or the adoption of new regulations or legislation.

•

The scope of any regulatory approval, when obtained, may significantly limit the indicated uses for which a product may be marketed and may impose significant limitations in the nature of warnings, precautions and contraindications that could materially affect the profitability of the drug.

•

Approved drugs, as well as their manufacturers, are subject to continuing and on-going review, and discovery of previously unknown problems with these products or the failure to adhere to manufacturing or quality control requirements may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

•	Regulatory authorities and agencies may promulgate additional regulations restricting the sale of our existing and proposed products.

•

Once a product receives marketing approval, the FDA may not permit us to market that product for broader or different applications, or may not grant us clearance with respect to separate product applications that represent extensions of our basic technology.  In addition, the FDA may withdraw or modify existing clearances in a significant manner or promulgate additional regulations restricting the sale of our present or proposed products.

          Additionally, we face the risk that our competitors may gain FDA approval for a product before us.  Having a competitor reach the market before us would impede the future commercial success for our competing product because we believe that the FDA uses heightened standards of approval for products once approval has been granted to a competing product in a particular product area.  We believe that this standard generally limits new approvals to only those products that meet or exceed the standards set by the previously approved product.

          Our business will suffer if we cannot adequately protect our patent and proprietary rights.

          Although we have patents for some of our product candidates and have applied for additional patents, there can be no assurance that patents applied for will be granted, that patents granted to or acquired by us now or in the future will be valid and enforceable and provide us with meaningful protection from competition or that we will possess the financial resources necessary to enforce any of our patents.  Also, we cannot be certain that any products that we (or a licensee) develop will not infringe upon any patent or other intellectual property right of a third party.

          We also rely upon trade secrets, know-how and continuing technological advances to develop and maintain our competitive position.  We maintain a policy of requiring employees, scientific advisors, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us.  We cannot assure you that these agreements will provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

          Part of our strategy involves collaborative arrangements with other pharmaceutical companies for the development of new formulations of drugs developed by others and, ultimately, the receipt of royalties on sales of the new formulations of those drugs.  These drugs are generally the property of the pharmaceutical companies and may be the subject of patents or patent applications and other rights of protection owned by the pharmaceutical companies.  To the extent those patents or other forms of rights expire, become invalid or otherwise ineffective, or to the extent those drugs are covered by patents or other forms of protection owned by third parties, sales of those drugs by the collaborating pharmaceutical company may be restricted, limited, enjoined, or may cease. Accordingly, the potential for royalty revenues to us may be adversely affected.

          We may be at risk of having to obtain a license from third parties making proprietary improvements to our technology.

          There is a possibility that third parties may make improvements or innovations to our technology in a more expeditious manner than we do.  Although we are not aware of any such circumstance related to our product portfolio, should such circumstances arise, we may need to obtain a license from such third party to obtain the benefit of the improvement or innovation.  Royalties payable under such a license would reduce our share of total revenue.  Such a license may not be available to us at all or on commercially reasonable terms.  Although we currently do not know of any circumstances related to our product portfolio which would lead us to believe that a third party has developed any improvements or innovation with respect to our technology, we cannot assure you that such circumstances will not arise in the future.  We cannot reasonably determine the cost to us of the effect of being unable to obtain any such license.

          We are dependent on third parties to manufacture and, in some cases, test our products.

          We have a facility to manufacture a limited quantity of clinical supplies containing EMISPHERE® delivery agents.  Currently, we have no manufacturing facilities for production of any therapeutic compounds under consideration as products.  We have no facilities for clinical testing.  The success of our self-developed programs is dependent upon securing manufacturing capabilities and contracting with clinical service providers.

          The availability of manufacturers is limited by both the capacity of such manufacturers and their regulatory compliance.  Among the conditions for NDA approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures continually conform with the FDA’s current GMP (GMP are regulations established by the FDA that govern the manufacture, processing, packing, storage and testing of drugs intended for human use).  In complying with GMP, manufacturers must devote extensive time, money and effort in the area of production and quality control and quality assurance to maintain full technical compliance. Manufacturing facilities and company records are subject to periodic inspections by the FDA to ensure compliance.  If a manufacturing facility is not in substantial compliance with these requirements, regulatory enforcement action may be taken by the FDA, which may include seeking an injunction against shipment of products from the facility and recall of products previously shipped from the facility.  Such actions could severely delay our ability to obtain product from that particular source.

          The success of our clinical trials and our partnerships is dependent on the proposed or current partner’s capacity and ability to adequately manufacture drug products to meet the proposed demand of each respective market.  Any significant delay in obtaining a supply source (which could result from, for example, an FDA determination that such manufacturer does not comply with current GMP) could harm our potential for success.  Additionally, if a current manufacturer were to lose its ability to meet our supply demands during a clinical trial, the trial may be delayed or may even need to be abandoned.

          We may face product liability claims related to participation in clinical trials or future products.

          We have product liability insurance with a policy limit of $5 million per occurrence and in the aggregate.  The testing, manufacture and marketing of products for humans utilizing our drug delivery technology may expose us to potential product liability and other claims.  These may be claims directly by consumers or by pharmaceutical companies or others selling our future products.  We seek to structure development programs with pharmaceutical companies that would complete the development, manufacturing and marketing of the finished product in a manner that would protect us from such liability, but the indemnity undertakings for product liability claims that we secure from the pharmaceutical companies may prove to be insufficient.

          We are subject to environmental, health and safety laws and regulations for which we incur costs to comply.

          We use some hazardous materials in our research and development activities and are subject to environmental, health and safety laws and regulations governing the use of such materials.  For example, our operations involve the controlled use of chemicals, biologicals and radioactive materials and we bear the costs of complying with the various regulations governing the use of such materials.  Costs of compliance have not been material to date.  While we believe we are currently in compliance with the federal, state and local laws governing the use of such materials, we cannot be certain that accidental injury or contamination will not occur.  Should we be held liable or face regulatory actions regarding an accident involving personal injury or an environmental release, we potentially could incur costs in excess of our resources or insurance coverage, although, to date, we have not had to deal with any such actions.  During each of 2003, 2004 and 2005, we incurred costs of approximately $200 thousand in our compliance with environmental, health and safety laws and regulations.

          We face rapid technological change and intense competition.

          Our success depends, in part, upon maintaining a competitive position in the development of products and technologies in an evolving field in which developments are expected to continue at a rapid pace.   We compete with other drug delivery, biotechnology and pharmaceutical companies, research organizations, individual scientists and non-profit organizations engaged in the development of alternative drug delivery technologies or new drug research and testing, as well as with entities developing new drugs that may be orally active.  Many of these competitors have greater research and development capabilities, experience, and marketing, financial and managerial resources than we have, and, therefore, represent significant competition.

          Our products, when developed and marketed, may compete with existing parenteral or other versions of the same drug, some of which are well established in the marketplace and manufactured by formidable competitors, as well as other existing drugs.  For example, our oral heparin product candidate, if successful, would compete with intravenous heparin, injectable low molecular weight heparin and oral warfarin, as well as the recently approved injectable pentasaccharide product.  These products are marketed throughout the world by leading pharmaceutical companies such as Aventis Pharma SA, Pfizer, Inc. and Bristol Myers Squibb Company.  Similarly, our salmon calcitonin product candidate, if developed and marketed, would compete with a wide array of existing osteoporosis therapies, including a nasal dosage form of salmon calcitonin, estrogen replacement therapy, selective estrogen receptor modulators, bisphosphonates and other compounds in development.

          Our competitors may succeed in developing competing technologies or obtaining government approval for products before we do.  Developments by others may render our product candidates, or the therapeutic macromolecules used in combination with our product candidates, noncompetitive or obsolete.  For example, Nobex Corporation has an oral insulin formulation being developed and at least one competitor has notified the FDA that it is developing a competing formulation of salmon calcitonin.  We cannot assure you that, if our products are marketed, they will be preferred to existing drugs or that they will be preferred to or available before other products in development.

          If a competitor announces a successful clinical study involving a product that may be competitive with one of our product candidates or an approval by a regulatory agency of the marketing of a competitive product, such announcement may have a material adverse effect on our operations or future prospects resulting from reduced sales of future products that we may wish to bring to market or from an adverse impact on the price of our common stock or our ability to obtain regulatory approval for our product candidates.

          We are dependent on our key personnel and if we cannot recruit and retain leaders in our research, development, manufacturing, and commercial organizations, our business will be harmed.

          We are dependent on our executive officers. Our Chairman and CEO, Michael Goldberg, M.D., has been with Emisphere for sixteen years.  The loss of officers could have an adverse effect, given their specific knowledge related to our proprietary technology and personal relationships with our pharmaceutical company partners.  If we are not able to retain our executive officers, our business may suffer.  None of our key officers are nearing retirement age, or, other than as discussed below, have announced any intention to leave Emisphere.  We have an employment contract with Dr. Goldberg that extends through August of 2007. We do not maintain “key-man” life insurance policies for any of our executive officers.

          On August 7, 2006, our Chief Accounting Officer, Noelle Whitehead, tendered her resignation, effective August 18, 2006. Ms. Whitehead’s resignation did not result from any disagreements between her and the company, and is solely due to her decision to relocate for personal reasons. We are actively working to identify a new Chief Financial Officer.

          Our board has authorized the retention of an executive search firm to seek candidates for Chief Executive Officer and/or Chief Operating Officer for Emisphere.  In the event the board determines to hire a new CEO, it is the board’s current intention for Dr. Goldberg to remain Chairman of the company.

          There is intense competition in the biotechnology industry for qualified scientists and managerial personnel in the development, manufacture, and commercialization of drugs.  We may not be able to continue to attract and retain the qualified personnel necessary for developing our business.  Additionally, because of the knowledge and experience of our scientific personnel and their specific knowledge with respect to our drug carriers, the continued development of our product candidates could be adversely affected by the loss of any significant number of such personnel.

          Provisions of our corporate charter documents, Delaware law and our stockholder rights plan may dissuade potential acquirors, prevent the replacement or removal of our current management and may thereby affect the price of our common stock.

          Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the rights, preferences and privileges of those shares without any further vote or action by our stockholders.  Of these 1,000,000 shares, 200,000 are currently designated Series A Junior Participating Cumulative Preferred Stock (“A Preferred Stock”) in connection with our stockholder rights plan, and the remaining 800,000 shares remain available for future issuance.  Rights of holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future.

          We also have a stockholder rights plan, commonly referred to as a “poison pill,” in which Preferred Stock Purchase Rights (the “Rights”) have been granted at the rate of one one-hundredth of a share of A Preferred Stock at an exercise price of $80 for each share of our common stock.  The Rights are not exercisable or transferable apart from the common stock, until the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of our outstanding common stock or (ii) ten business days (or such later date, as defined) following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person, or group, of 20% or more of our outstanding common stock.  If we enter into consolidation, merger, or other business combinations, as defined, each Right would entitle the holder upon exercise to receive, in lieu of shares of A Preferred Stock, a number of shares of common stock of the acquiring company having a value of two times the exercise price of the Right, as defined.  By potentially diluting the ownership of the acquiring company, our rights plan may dissuade prospective acquirors of our company.  The stockholder rights plan specifically excludes MHR from the provisions of the plan.

          The A Preferred Stockholders will be entitled to a preferential cumulative quarterly dividend of the greater of $1.00 per share or 100 times the per-share dividend declared on our stock and are also entitled to a liquidation preference, thereby hindering an acquiror’s ability to freely pay dividends or to liquidate the company following an acquisition.  Each A Preferred Stock share will have 100 votes and will vote together with the common shares, effectively preventing an acquiror from removing existing management.  The Rights contain anti-dilutive provisions and are redeemable at our option, subject to certain defined restrictions for $.01 per Right.  The Rights expire on April 7, 2016.

          Provisions of our corporate charter documents, Delaware law and financing agreements may prevent the replacement or removal of our current management and members of our Board of Directors and may thereby affect the price of our common stock.

          In connection with the MHR financing transaction, and after approval by our Board of Directors, as constituted on September 26, 2005, Dr. Mark H. Rachesky was appointed to the Board of Directors by MHR (the “MHR Nominee”) and Dr. Michael Weiser was appointed to the Board of Directors by both the majority of our Board of Directors and MHR (the “Mutual Director”), as contemplated by our recently amended by-laws that also require the consent of the MHR Nominee to increase the size of the Board.  Our certificate of incorporation provides that the MHR Nominee and the Mutual Director may be removed only by the affirmative vote of at least 85% of the shares of common stock outstanding and entitled to vote at an election of directors.  Our certificate of incorporation also provides that the MHR Nominee may be replaced only by an individual designated by MHR, unless the MHR Nominee has been removed for cause, in which case the MHR Nominee may be replaced only by an individual approved by both a majority of our Board of Directors and MHR.  Furthermore, the amendments to the by-laws and the certificate of incorporation provide that the rights granted to MHR by these amendments may not be amended or repealed without the unanimous vote or unanimous written consent of the Board of Directors or the affirmative vote of the holders of at least 85% of the shares of Common Stock outstanding and entitled to vote at the election of directors.  The amendments to the by-laws and the certificate of incorporation will remain in effect as long as MHR holds at least 2% of the shares of fully diluted Common Stock.  The amendments to the by-laws and the certificate of incorporation will have the effect of making it more difficult for a third party to gain control of our Board of Directors.

          Additional provisions of our certificate of incorporation and by-laws could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting common stock.  These include provisions that classify our Board of Directors, limit the ability of stockholders to take action by written consent, call special meetings, remove a director for cause, amend the by-laws or approve a merger with another company.

          We are subject to the provisions of Section 203 of the Delaware General Corporation Law which prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, either alone or together with affiliates and associates, owns (or within the past three years, did own) 15% or more of the corporation’s voting stock.

          Our stock price has been and may continue to be volatile.

          The trading price for our common stock has been and is likely to continue to be highly volatile.  The market prices for securities of drug delivery, biotechnology and pharmaceutical companies have historically been highly volatile. Factors that could adversely affect our stock price include:

•	fluctuations in our operating results; announcements of partnerships or technological collaborations;

•	innovations or new products by us or our competitors;

•	governmental regulation;

•	developments in patent or other proprietary rights;

•	public concern as to the safety of drugs developed by us or others;

•	the results of preclinical testing and clinical studies or trials by us, our partners or our competitors;

•	litigation;

•	general stock market and economic conditions;

•	number of shares available for trading (float); and

•	inclusion in or dropping from stock indexes.

          As of August 3, 2006, our 52-week high and low closing market price for our common stock was $11.24 and $3.10, respectively.

          Future sales of common stock or warrants, or the prospect of future sales, may depress our stock price.

          Sales of a substantial number of shares of common stock or warrants, or the perception that sales could occur, could adversely affect the market price of our common stock.  As of June 30, 2006, there were outstanding options to purchase up to 3,140,507 shares of our common stock that are currently exercisable, and additional outstanding options to purchase up to 719,443 shares of common stock that are exercisable over the next several years. In addition, as of June 30, 2006, there were outstanding warrants and options to purchase warrants to purchase an additional 2,717,211 shares of our common stock. As of June 30, 2006, the Novartis Note is convertible into 1,130,316 shares of common stock.  On May 16, 2006, the Convertible Notes were issued to MHR in exchange for its then-outstanding Senior Secured Term Note.  The Convertible Notes are convertible, at the sole discretion of MHR, into shares of common stock.  At June 30, 2006, the Convertible Notes were convertible into approximately 4,078,374 shares.  The holders of these warrants, options and convertible securities have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other.  The existence of these securities may adversely affect the terms on which we may be able to obtain additional financing.

          Finally, in connection with the consummation of the financing transactions with MHR, we entered into a Registration Rights Agreement with MHR (together with any of MHR’s respective assignees that join the Registration Rights Agreement, the “Holders”).  The Registration Rights Agreement obligated us to file a registration statement on Form S-3, of which this prospectus is a part, within 30 days following the date of the exchange of the Loan into the Convertible Note in order to register the resale of (a) the Convertible Note, (b) shares of our common stock issued upon conversion of the Convertible Note, and (c) any other securities that may be issued, distributed or distributable with respect thereto.  On June 20, 2006, July 10, 2006, July 20, 2006, July 31, 2006, and August 8, 2006 we received executed waivers from MHR providing for an extension of the required filing date of the registration statement on Form S-3. The Registration Rights Agreement also obligates us to provide certain additional registration rights to the Holders, including, among others, the right to demand that we file a registration statement in order to permit the Holders to sell registrable securities held by the Holders, piggyback rights and the right to participate in any other registered offering of registrable securities by us, and the right to make an unlimited number of requests upon us to register the resale of our registrable securities held by the Holders on Form S-3.

DESCRIPTION OF TRANSACTIONS

          On September 26, 2005, we consummated a senior secured loan transaction, (the “Loan”), with MHR, pursuant to a Senior Secured Loan Agreement dated as of September 26, 2005, as amended.  The Senior Secured Loan Agreement provided for a seven year, $15 million secured loan from MHR to us at an interest rate of 11%.  At the same time, we entered into a related Investment and Exchange Agreement, Security Agreement, and Registration Rights Agreement with MHR. On April 4, 2006, MHR notified us of its intent to exercise their right to exchange the Loan for 11% senior secured convertible notes (the “Convertible Notes”) with substantially the same terms as the Loan, except that the Convertible Notes are convertible, at the sole discretion of MHR or any assignee thereof, into shares of our common stock at a price per share of $3.78, interest is payable in the form of additional Convertible Notes rather than in cash and we have the right to call the Convertible Notes after September 26, 2010 if certain conditions are satisfied. On May 16, 2006, we issued the Convertible Notes to MHR. Pursuant to the Registration Rights Agreement, we have filed a registration statement of which this prospectus is a part, covering the possible resale by MHR of the Convertible Notes and any common stock acquired upon conversion of the Convertible Notes. Through this prospectus, MHR may offer to the public for resale the Convertible Notes or shares of our common stock issued upon conversion of the Convertible Notes at any time.

THE SELLING SECURITYHOLDERS

          This prospectus relates to the possible resale by the selling securityholders of the Convertible Notes and shares of common stock that we may issue upon conversion of the Convertible Notes.  We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the Registration Rights Agreement.

          The selling securityholders may from time to time offer and sell pursuant to this prospectus all or a portion of the Convertible Notes or any shares that they may acquire upon conversion of the Convertible Notes.  Because the selling securityholders are not obligated to sell the Convertible Notes or shares of common stock, and because the selling securityholders may also acquire or dispose of publicly traded shares of our common stock, we cannot estimate how many shares of common stock the selling securityholders will beneficially own after this offering.

          The following table sets forth certain information regarding beneficial ownership of our common stock by MHR as of June 30, 2006.

	Shares of Common Stock Beneficially Owned as of 6/30/06 (1)			Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering (3)

Selling securityholders (4)	Number	Percent			Number	Percent

MHR Capital Partners (100) LP (1)	655,534	1.7	%(5)	114,755	540,779	1.4%
MHR Capital Partners Master Account LP (1)	4,799,666	12.6	%(5)	839,144	3,960,522	10.4%
MHR Institutional Partners II LP (1)	1,115,735	2.9	%(5)	913,058	202,677	0.5%
MHR Institutional Partners IIA LP (1)	2,810,878	7.3	%(5)	2,300,271	510,607	1.3%
MHR Capital Partners (100) LP (2)				136,782	—	0%
MHR Capital Partners Master Account LP (2)				1,000,220	—	0%
MHR Institutional Partners II LP (2)				1,088,321	—	0%
MHR Institutional Partners IIA LP (2)				2,741,812	—	0%

(1)

Includes shares issuable upon exercise of warrants that are exercisable within 60 days of June 30, 2006 and shares issuable upon conversion of the Convertible Notes currently outstanding or issuable within 60 days of June 30, 2006 at a conversion price of $3.78 per share.

(2)	Includes shares issuable upon conversion of the Convertible Notes expected to be issued in payment of accrued interest for the period from August 30, 2006 through maturity, September 26, 2012.

(3)

Assumes that all of the offered shares are sold, that no other shares shown in the table as beneficially owned by the selling securityholder are sold, and that the selling securityholder does not acquire any other shares of our common stock.

(4)

Dr. Rachesky is the founder and president of MHR Fund Management LLC, the investment manager of MHR Capital Partners (100) LP, MHR Capital Partners Master Account LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP.  Dr. Rachesky was appointed to the Company’s Board of Directors on September 26, 2005.

(5)

Based on the number of issued and outstanding shares of common stock as of June 30, 2006.  All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the shares of our common stock pursuant to exercise of warrants currently owned by the selling securityholders and the conversion of the Convertible Notes, including such additional notes issued in payment of accrued interest thereon for the period from June 30, 2006 through maturity, September 26, 2012.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus and any accompanying prospectus supplement (including any document incorporated by reference herein or therein) include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, that are subject to the “safe harbor” created by those sections. This forward-looking information is subject to risks and uncertainties including the factors listed under “Risk Factors,” as well as elsewhere in this prospectus and any accompanying prospectus supplement. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ from those reflected in forward-looking statements relating to our operations and business include:

•	risks associated with our existing indebtedness;

•	inability to raise future capital may cause us to cease operations;

•	our ability to attract and retain key managerial and technical personnel;

•	reliance on foreign sales and high customer concentration;

•	dependence on collaborative partners;

•	costs associated with complying with the Sarbanes-Oxley Act of 2002;

•	our dependence on the clinical success of certain product candidates;

•	protecting our intellectual property rights and the uncertainties of litigation;

•	other risks and uncertainties, including those set forth or incorporated in this prospectus and those detailed from time to time in our filings with the SEC.

          You should read this prospectus and any accompanying prospectus supplement and the documents incorporated by reference herein and therein completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made or incorporated by reference in this prospectus and in any accompanying prospectus supplement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, or the related prospectus supplement, as applicable, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events or changes in future operating results over time.

USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of the Convertible Notes or shares of our common stock by the selling securityholders pursuant to this prospectus.

DESCRIPTION OF CAPITAL STOCK

          Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share, of which 200,000 shares have been designated Series A Junior Participating Cumulative Preferred Stock.  As of June 30, 2006, there were 27,977,812 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

          Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and do not have cumulative voting rights.  Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, and subject to any preferential dividend rights of any then outstanding preferred stock.  Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock.  Holders of common stock have no preemptive, subscription or conversion rights.  There are no redemption or sinking fund provisions applicable to the common stock.  The outstanding shares of common stock are, and the shares offered by us in this offering will be when issued and paid for, fully paid and non-assessable.

Warrants

          Warrants to purchase shares of our common stock have been issued in conjunction with various financing transactions. The following table summarizes warrants outstanding as of June 30, 2006:

Related Transaction	Number of shares of common stock issuable upon exercise of the warrants (1)	Exercise period	Exercise price (1) (2)

Elan note repayment	600,000	9/30/05 – 9/30/10	$3.88
March 2005 Offering	1,500,000	3/31/05 – 3/31/10	$4.00
Warrants issued to MHR	617,211	4/10/06 – 9/26/11	$4.00

          (1) The exercise price and the number of shares of common stock purchasable upon the exercise of the warrants are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, and combinations of our common stock.

          (2) The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including the issuance by Emisphere of common stock or common stock equivalents that have an effective price that is less than the then-current market price or the exercise price of the warrants.

Before exercising their warrants, holders of warrants do not have any of the rights of holders of the securities purchasable upon such exercise, including, any right to receive dividends or payments upon our liquidation, dissolution or winding up or to exercise voting rights.

Preferred Stock

          Our board of directors has the authority, subject to certain restrictions, without further stockholder approval, to issue, at any time and from time to time, shares of preferred stock in one or more series.  Each such series shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, to the full extent now or hereafter permitted by the laws of the State of Delaware.

The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.  Such rights may include voting and conversion rights which could adversely affect the holders of the common stock.  Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock.  Holders of preferred stock would typically be entitled to receive a preference payment.

Stockholder Rights Plan

          Our board of directors has adopted a stockholder rights plan.  The stockholder rights plan was adopted to give the board of directors increased power to negotiate in our best interests and to discourage appropriation of control of our Company at a price that is unfair to our stockholders.  The stockholder rights plan is not applicable to MHR. It is not intended to prevent fair offers for acquisition of control determined by our board of directors to be in our best interests and the best interests of our Company’s stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of our board of directors through a proxy contest, or to relieve our board of directors of its fiduciary duty concerning any proposal for our acquisition in good faith.

          The stockholder rights plan involves the distribution of one “right” as a dividend on each outstanding share of our common stock to all holders of record on April 7, 2006, and an ongoing distribution of one right with respect to each share of our common stock issued subsequently.  Each right shall entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock.  The rights trade in tandem with the common stock until, and become exercisable upon, the occurrence of certain triggering events, and the exercise price is based on the estimated long-term value of our common stock.  The exercise of these rights becomes economically attractive upon the triggering of certain “flip-in” or “flip-over” rights which work in conjunction with the stockholder rights plan’s basic  provisions.  The flip-in rights will permit the preferred stock’s holders to purchase shares of common stock at a discounted rate, resulting in substantial dilution of an acquirer’s voting and economic interests in our company.  The flip-over element of the stockholder rights plan involves certain mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount.  The stockholder rights plan contains a “permitted offer” exception which allows offers determined by our board of directors to be in our best interests and the best interests of our stockholders to take place free of the diluting effects of the stockholder rights plan’s mechanisms.

          Our board of directors retains the right, at all times prior to acquisition of 20% of our voting common stock by an acquirer, to discontinue the stockholder rights plan through the redemption of all rights, or to amend the stockholder rights plan in any respect.

Delaware Law and Certain By-Law Provisions

          Certain provisions of our by-laws are intended to strengthen our board of directors’ position in the event of a hostile takeover attempt.  These by-law provisions have the following effects:

•

they provide that only persons who are nominated in accordance with the procedures set forth in the by-laws shall be eligible for election as directors, except as may be otherwise provided in the by-laws;

•

they provide that only business brought before the annual meeting by our board of directors or by a stockholder who complies with the procedures set forth in the by-laws may be transacted at an annual meeting of stockholders; and

•	they establish a procedure for our board of directors to fix the record date whenever stockholder action by written consent is undertaken.

Furthermore, our Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law.  In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  For purposes of Section 203, a “business combination”

includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

          In connection with the transactions contemplated by the Senior Secured Loan Agreement and the Investment and Exchange Agreement, on September 29, 2005, the Board of Directors approved amendments to our By-Laws, which became effective as of such date in order to provide that:

•

The MHR Director may be nominated for election to the Board by MHR for so long as MHR shall continue to hold at least 2% of the shares of our outstanding Common Stock, warrants or other equity securities convertible into, or exchangeable for, any Common Stock at a conversion price or exchange rate that is equal to or less than the closing price per share of Common Stock on the trading date immediately prior to such calculation, and that the MHR Director shall, to the extent permitted by law or any applicable rule or listing standard of any applicable securities exchange or market, be a member of each committee of the Board and shall be entitled to attend a meeting of any such committee;

•	MHR and the Board shall promptly select the Mutual Director, the Mutual Director shall be nominated for election to the Board and the Board shall elect the Mutual Director;

•

MHR shall have the right to appoint the MHR Observer and the MHR Observer shall have the right to attend meetings of the Board and any committees thereof, solely in a non-voting capacity, and to receive all notices, written materials and other information given to directors in connection with such meetings, subject only to attorney-client privilege considerations;

•	The number of directors on the Board may only be increased upon the unanimous vote or unanimous written consent of the Board;

•

Any vacancy on the Board created by the resignation, removal or other discontinuation of service as a member of the Board of the MHR Director shall be filled by an individual who shall have been (i) designated by the MHR Director prior to the effectiveness of such vacancy, other than in the case of  removal of the MHR Director for cause, or (ii) nominated or approved in writing by both a majority of the Board of Directors and MHR, in the case of removal of the MHR Nominee for cause;

•

Any vacancy on the Board created by the resignation, removal or other discontinuation of service as a member of the Board of the Mutual Director shall only be filled by an individual who shall have been nominated or approved in writing by both a majority of the Board and MHR;

•

The existing removal provisions of the By-Laws be deleted in their entirety and replaced with provisions providing that any director, other than the MHR Director and the Mutual Director, may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares of common stock outstanding and entitled to vote at the election of directors and that the MHR Director and the Mutual Director, may be removed, with or without cause, by the affirmative vote of the holders of at least 85% of the shares of common stock outstanding and entitled to vote at the election of directors, provided that the stockholder vote requirement shall cease to have any force or effect after MHR shall cease to hold at least 2% of the shares of the Company’s outstanding common stock, warrants or other equity securities convertible into, or exchangeable for, any Common Stock at a conversion price or exchange rate that is equal to or less than the closing price per share of Common Stock on the trading date immediately prior to such calculation;

•	A quorum for the transaction of business must include the MHR Director and the Mutual Director while in office instead of a mere majority of the Board;

•

The rights in the By-Laws appurtenant to MHR may only be altered, amended or repealed with the unanimous vote or unanimous written consent of the Board or the affirmative vote of the holders of at least 85% of the shares of common stock outstanding and entitled to vote at the election of directors, provided that the stockholder vote requirement shall cease to have any force or effect after MHR shall cease to hold at least 2% of the shares of fully diluted Common Stock; and

•

The Board may not adopt any resolution setting forth, or call any meeting of stockholders for the purpose of approving, any amendment to the By-Laws that would adversely affect the rights of MHR set forth therein without a vote in favor of such resolution by the MHR Director for so long as MHR continues to hold at least 2% of the shares of fully diluted Common Stock.

Transfer Agent and Registrar

          Our transfer agent and registrar is Mellon Investor Services, whose offices are located at 85 Challenge Road, Ridgefield Park, New Jersey 07660, and its telephone number is 800-851-9677.

PLAN OF DISTRIBUTION

We are registering the Convertible Notes and 9,134,364 shares of our common stock issuable upon conversion of the Convertible Notes.  Except as described below, to our knowledge, the selling securityholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Convertible Notes or shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the Convertible Notes or shares.

          Who May Sell; How Much; Applicable Restrictions.  The selling securityholders, or their pledgees, donees, transferees, or any of their successors-in-interest selling Convertible Notes or shares received from a named selling securityholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (all of whom may be selling securityholders) may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions, otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.  The selling securityholders may sell the securities by one or more of the following methods, without limitation:

          (a)  block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          (b)   purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

          (c)   an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

          (d)   ordinary brokerage transactions and transactions in which the broker solicits purchases;

          (e)   privately negotiated transactions;

          (f)   short sales;

          (g)   through the writing of options on the securities, whether or not the options are listed on an options exchange;

          (h)   through the distribution of the securities by any selling securityholder to its partners, members or stockholders;

          (i)   one or more underwritten offerings on a firm commitment or best efforts basis; and

          (j)   any combination of any of these methods of sale.

          The selling securityholders may also transfer the securities by gift. We do not know of any arrangements by the selling securityholders for the sale of any of the securities.

          The selling securityholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent for a selling securityholder.  Broker-dealers may agree with a selling securityholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling securityholder, it may purchase as principal any unsold securities at the stipulated price.  Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions (on any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above). The selling securityholders may also sell the securities in accordance with Rule

144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

          From time to time, one or more of the selling securityholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders. As and when a selling securityholder takes such actions, the number of securities offered under this prospectus on behalf of such selling securityholder will decrease. The plan of distribution for that selling securityholder’s securities will otherwise remain unchanged. In addition, a selling securityholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

          To the extent required under the Securities Act, as amended, the aggregate amount of selling securityholders’ securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling securityholder and/or purchasers of selling securityholders’ securities for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

          The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

          A selling securityholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling securityholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling securityholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling securityholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

          A selling securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling securityholder or borrowed from the selling securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

          The selling securityholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five (5) business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

          We have agreed to indemnify in certain circumstances the selling securityholders and any brokers, dealers and agents (who may be deemed to be underwriters), if any, of the securities covered by the Registration Statement, against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The selling securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

          The securities offered hereby were originally issued to the selling securityholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We agreed to register the securities under the Securities Act of 1933, as amended, and to keep the Registration Statement of which this prospectus is a part effective for a specified period of time. We have agreed to pay all expenses in connection with this offering, including the fees and expenses of counsel to the selling securityholders, but not including underwriting discounts, concessions, commissions or fees of the selling securityholders.

          We will not receive any proceeds from sales of any securities by the selling securityholders.

          We cannot assure you that the selling securityholders will sell all or any portion of the securities offered hereby.

          Expenses Associated With Registration.  We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, all fees and expenses of compliance with state securities or “blue sky” laws, printing and duplicating expenses, administrative expenses (including all salaries and expenses of our officers and employees performing legal or accounting duties) and certain legal and accounting fees, as well as certain fees of counsel for the selling securityholders incurred in the preparation of the warrants and the registration statement of which this prospectus forms a part.  The selling securityholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.

          Indemnification.  Under the terms of the Registration Rights Agreement, we have agreed to indemnify the selling securityholders and certain other persons against certain liabilities in connection with the offering of the shares of common stock, including liabilities arising under the Securities Act.

          Prospectus Updates.  At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed.  Such prospectus supplement or post-effective amendment will be filed with the Securities and Exchange Commission, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock.  We may suspend the sale of shares by the selling securityholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

LEGAL MATTERS

          Certain legal matters with respect to the securities will be passed on by Brown Rudnick Berlack Israels LLP, Boston, Massachusetts.

EXPERTS

          The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report (which includes an explanatory paragraph relating to our ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file reports with the Securities and Exchange Commission on a regular basis that contain financial information and results of operations. You may read or copy any document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549  or the Northeast Regional Office, 3 World Financial Center, Room 4300, New York, NY 10281.  You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330.  Our SEC filings are also available at the SEC’s website at http://www.sec.gov and at our website at http://www.emisphere.com. This website address is not an active link to the registration statement of which this prospectus is a part, and any documents, links or other materials of any kind contained or referred to on such website are not part of the registration statement of which this prospectus is a part.

INCORPORATION BY REFERENCE

          The SEC allows companies to “incorporate by reference” information filed with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 and under our Commission File Number 1-10615.

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

2.	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006.

3.

Our Current Reports on Form 8-K dated January 9, 2006, January 18, 2006, March 1, 2006, March 27, 2006, April 10, 2006, May 3, 2006, May 11, 2006, May 16, 2006, June 21, 2006, July 19, 2006 and August 8, 2006.

          You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at our principal executive offices at the following address:

Emisphere Technologies, Inc.
765 Old Saw Mill River Road
Tarrytown, New York 10591
(914) 347-2220

          You may also request information through our website at http://www.emisphere.com.  The reference to our website does not constitute incorporation by reference of the information contained at the site and you should not consider it part of this prospectus.

          This prospectus is part of a registration statement we have filed with the SEC.  You should rely only on the information or representations provided in this prospectus.  We have authorized no one to provide you with different information.  We are not making an offer of these shares of common stock in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

          The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby.  All expenses of the offering, other than selling discounts, commissions and certain legal fees incurred by securityholders, will be paid by the Registrant.  All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee	$3,694
Legal fees and expenses	15,000
Accounting fees and expenses	35,000
Printing costs and expenses	—

Total	$53,694

Item 15.    Indemnification of Directors and Officers.

          The General Corporation Law of the State of Delaware (“DGCL”) permits us and our stockholders to limit directors’ exposure to liability for certain breaches of the directors’ fiduciary duty, either in a suit on behalf of us or in an action by our stockholders.

          Our Certificate of Incorporation (the “Charter”) eliminates the liability of directors to stockholders or our Company for monetary damages arising out of the directors’ breach of their fiduciary duty of care.  The Charter also authorizes us to indemnify our directors, officers, incorporators, employees and agents with respect to certain costs, expenses and amounts incurred in connection with an action, suit or proceeding by reason of the fact that such person was serving as our director, officer, incorporator, employee or agent.  In addition, the Charter permits us to provide additional indemnification rights to our officers and directors and to indemnify them to the greatest extent possible under the DGCL.

          We maintain a standard form of officers’ and directors’ liability insurance policy which provides coverage to our officers and directors for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

Item 16.    Exhibits.

          The following exhibits are filed with or incorporated by reference into this registration statement.

Exhibit Number	Description

5.1	Opinion of Brown Rudnick Berlack Israels LLP

10.1

Senior Secured Loan Agreement, dated as of September 26, 2005, between Emisphere Technologies, Inc. and MHR (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 30, 2005)

10.2

Investment and Exchange Agreement, dated as of September 26, 2005, between Emisphere Technologies, Inc. and MHR  (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed September 30, 2005)

10.3

Registration Rights Agreement (the “Registration Rights Agreement”), dated as of September 26, 2005, between Emisphere Technologies, Inc. and MHR (Incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed September 30, 2005)

10.4	Amendment No. 1 to the Senior Secured Term Loan Agreement, dated November 11, 2005 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed November 14, 2005)

10.5	Form of 11% Senior Secured Convertible Note (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed September 30, 2005)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Brown Rudnick Berlack Israels LLP (incorporated by reference to Exhibit 5.1)

Item 17.  Undertakings.

          The undersigned Registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of shares of common stock offered (if the total dollar value of shares of common stock offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the shares of common stock offered therein, and the offering of such shares of common stock at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the shares of common stock being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the shares of common stock offered therein, and the offering of such shares of common stock at that time shall be deemed to be the initial bona fide offering thereof.

(5)

That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(6)

That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the shares of common stock offered therein, and the offering of such shares of common stock at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares of common stock being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES AND POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael M. Goldberg and Noelle Whitehead, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and any amendments thereto) to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tarrytown, State of New York on August 9, 2006.

EMISPHERE TECHNOLOGIES INC

By:	/s/ Michael M. Goldberg

Michael M. Goldberg, M.D.
Chairman of the Board
and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities indicated:

NAME AND SIGNATURE	TITLE	DATE

/s/ Michael M. Goldberg	Director, Chairman of the Board and	August 9, 2006
Chief Executive Officer
Michael M. Goldberg, M.D.	(principal executive officer)

/s/ Howard M. Pack	Director	August 9, 2006

Howard M. Pack

/s/ Stephen K. Carter	Director	August 9, 2006

Stephen K. Carter, M.D.

/s/ Mark H. Rachesky	Director	August 9, 2006

Mark H. Rachesky, M.D.

/s/ Michael Weiser	Director	August 9, 2006

Michael Weiser, M.D.

/s/ John D. Harkey, Jr.	Director	August 9, 2006

John D. Harkey, Jr.

/s/ Noelle Whitehead	Chief Accounting Officer	August 9, 2006
(principal financial and accounting officer)
Noelle Whitehead, C.P.A.

INDEX TO EXHIBITS

The following exhibits are filed with or incorporated by reference into this registration statement.

Exhibit Number	Description

5.1	Opinion of Brown Rudnick Berlack Israels LLP

10.1

Senior Secured Loan Agreement, dated as of September 26, 2005, between Emisphere Technologies, Inc. and MHR (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 30, 2005)

10.2

Investment and Exchange Agreement, dated as of September 26, 2005, between Emisphere Technologies, Inc. and MHR  (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed September 30, 2005)

10.3

Registration Rights Agreement (the “Registration Rights Agreement”), dated as of September 26, 2005, between Emisphere Technologies, Inc. and MHR (Incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed September 30, 2005)

10.4	Amendment No. 1 to the Senior Secured Term Loan Agreement, dated November 11, 2005 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed November 14, 2005)

10.5	Form of 11% Senior Secured Convertible Note (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed September 30, 2005)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Brown Rudnick Berlack Israels LLP (incorporated by reference to Exhibit 5.1)